FORM 51-102F1

MANAGEMENT`S DISCUSSION AND ANALYSIS

OF OPERATING RESULTS AND FINANCIAL CONDITION OF

LINUX GOLD CORP.

FOR THE PERIOD ENDED AUGUST 31, 2009

Management’s Responsibility for Financial Statements

The   preparation   of   the   financial   statements,   conforming   with   GAAP,   requires   the   Company's

management  to  make  estimates  and  assumptions  in  order  to  make  a  determination  of  the  future  values for  certain  assets  or  liabilities.  Management  believes  such  estimates  have  been  based  on  careful judgments  and  have  been  properly  reflected  in  the  accompanying  financial  statements.  Actual  results may differ from those estimates.

Management   maintains   a   system   of   internal   controls   to   provide   reasonable   assurance   that   the

Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

1.1  Dated as of October 26, 2009

The  following  discussion  of  the  results  of  operations  of  the  Company  for  the  six  month  period  ended

August 31, 2009, and in comparison to the same period of the prior year, should be read in conjunction

with   the   Company’s   Audited   Financial   Statements   and   accompanying   notes   for   the   year   ended

February 28, 2009.

1.2  Overall Performance

Linux  Gold  Corp.  (“Linux”  or  the  “Company”)  is  engaged  in  the  exploration  of  mineral  properties.

Our  current  plans  are  to  joint  venture  and  explore  our  mineral  properties  in  Alaska,  USA.  The

Company  has  a  50%  interest  in  the  Fish  Creek  property  in  Alaska,  which  is  optioned  to  Teryl

Resources  Corp.  (a  related  company),  and  the  Company  has  a  total  of  176  mining  claims  in  Granite

Mountain  and  12  mining  claims  in  Dime  Creek,  which  are  located  near  Nome,  Alaska,  and  8  mining claims located in the Livengood-Tolovana Mining District, Alaska.

The  severe  tightening  of  capital  markets  and  decline  in  commodity  prices  has  resulted  in  reduced liquidity  and  corporate  valuations  and  created  a  challenging  financial  environment  for  companies  in the  exploration  and  development  stage  to  raise  project  financing  and  working  capital.  The  Company

has  responded  to  this  environment  by   revising  its  short  term  objectives,   and  arranging  to  raise

additional  funds  to  allow  for  the  continuation  of  its  exploration of  its Alaska  properties  and  to  provide working capital for the short term, despite the resulting dilution to outstanding capital.

Alaska Mineral Properties

Granite Mountain Property and Dime Creek Property

The  Company  has  a  total  of  176  mining  claims  in  Granite  Mountain  and  12  mining  claims  in  Dime

Creek, which are located near Nome in the State of Alaska.

Livengood Property

The  Company  has  a  total  of  8  mining  claims  located  in  the  Livengood-Tolovana  Mining  District,

Alaska, USA, known as the Livengood Claims.

Fish Creek Property

The  Company  owns  a  50%  joint  interest  in  30  claims  located  in  the  Fairbanks  Mining  Division,

Alaska,  USA,  known  as  the  Fish  Creek  Claims.   During  fiscal  2003,  the  Company  optioned  a  50%

interest  in  the  30  Fish  Creek  Claims  to  Teryl  Resources  Corp.  (“Teryl”),  a  related  company  (Note  8).

Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years.

The  Company  retained  a  5%  net  royalty  interest,  until  US$2,000,000  has  been  received,  and  may

convert into a 25% working interest.   The Company entered into an amending agreement with Teryl to extend the term of the original agreement until 7 March 2007, in which Teryl issued 100,000 common shares  to  the  Company,  and  also  agreed  to  expend  a  minimum  of  US$500,000  within  two  years  from

the  date  of  that  amending  agreement.    All  other  terms  of  the  original  agreement  remain  the  same.

Subsequently,  the  Company  entered  into  a  further  agreement  with  Teryl  to  extend  the  term  of  the original agreement until 5 March 2010.

Period Highlights

New Investor Relations Firm

In  June  2009,  the  Company  retained  New  York  City-based  Makovsky  &  Company  as  its  investor

relations  counsel.    Under  the  terms  of  the  month-to-month  agreement,  the  Company  agreed  to  pay

US$11,000,  plus  expenses,  per  month.   During  the  six  month  period  ended  31  August  2009,  investor relations fees of $22,610 were incurred.

Highlights Subsequent to the Quarter End

On  October  19,  2009,  the  Company  completed  a  private  placement  of  5,000,000  units  at  US$0.04  per

unit  for gross  proceeds  of  US$200,000 (CAD$207,512).   Each  unit  consists  of  one  common  share  and

one  share  purchase  warrant.   Each  warrant  shall  entitle  the  holder  to  purchase  one  additional  share  of common stock at a price of US$0.075 in the first year or at a price of US$0.10 in the second year from the date of issue.

1.3  Risks and Uncertainties

RISK FACTORS RELATED TO OUR BUSINESS

The  company  is  subject  to  a  number  of  risk  factors  due  to  the  nature  of  its  business  and  the  present stage of development.  The following risk factors should be considered:

General

The Company is listed on the OTC BB.   We are engaged in the exploration of mineral properties, with current mineral interests in Alaska.

During   the   quarter   ended   August   31,   2009,   we   received   $63,648   toward   the   completion   of   a

US$200,000  (CAD$207,512)  private  placement  which  closed  on  October  19,  2009.   These  proceeds

will  be  allocated  to  the  administrative  operations  of  the  Company  and  toward  exploration  activities  on the Alaskan mining claims.

The  amount  of  the  Company’s  exploration  and  administrative  expenditures  is  related  to  the  level  of

financing activities that are being conducted.   There may not be predictable or observable trends in the

Company’s business activities and  comparisons of financial operating results with prior years  may  not be meaningful.

Trends

Our  financial  success  is  dependent  upon  the  ability  to  bring  our  mineral  properties  to  production.

There  can  be  no  assurances  that  our  properties  have  defined  ore  bodies  with  reserves  and  resources,

and our proposed exploration programs are only an exploratory search for ore.  Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are  reasonably  likely  to  have  a  material  effect  on  the  Company’s  sales  or  revenues,  income  from

continuing   operations,   profitability,   liquidity   or   capital   resources,   or   that   would   cause   reported

financial information not necessarily to be indicative of future operating results or financial condition.

We  may  not  be  able  to  secure  the  financing  necessary  to  explore,  develop  and  produce  our  mineral properties.

There  is  no  assurance  that  we  will  be  able  to  secure  the  financing  necessary  to  explore,  develop  and produce our mineral properties.

We  do  not  presently  have  sufficient  financial  resources  or  operating  cash-flow  to  undertake  solely  all

of  our  planned  exploration  and  development  programs.   The  development  of  our  properties  may

therefore  depend  on  obtaining  joint  venture  partners,  and  on  our  ability  to  obtain  additional  required

financing.   There  is  no  assurance  we  will  be  successful  in  obtaining  the  required  financing,  the  lack  of which  could  result  in  the  loss  or  substantial  dilution  of  our  interests  (as  existing  or  as  proposed  to  be

acquired)  in  our  properties  as  disclosed  herein.   In  addition,  we  have  no  experience  in  developing

mining properties into production and our ability to do so will be dependent upon securing the services

of   appropriately   experienced   personnel   or   entering   into   agreements   with   other   major   mining

companies which can provide such expertise.

We  have  no  credit  facility  or  other  committed  sources  of  capital.   To  the  extent  that  capital  resources

are  insufficient  to  meet  future  capital  requirements,  we  will  have  to  raise  additional  funds  to  continue

our  development  and  operations.    There  can  be  no  assurance  that  such  funds  will  be  available  on

favorable  terms,  or  at  all.   To  the  extent  that  additional  capital  is  raised  through  the  sale  of  equity  or convertible  debt  securities,  the  issuance  of  such  securities  could  result  in  dilution  to  our  shareholders.

If  adequate  funds  are  not  available,  we  may  be  required  to  curtail  operations  significantly  or  to  obtain funds on unattractive terms.  Our inability to raise capital would have a material adverse effect on us.

As  noted  in  our  interim  consolidated  financial  statements  for  the  six  month  period  ended  August  31,

2009  we  have  incurred  significant  operating  losses  and  have  an  accumulated  deficit  since  inception  of

$15,625,049. Furthermore,  we  had  a  working  capital deficit  of  $269,982  as  at  August  31, 2009,  which is not sufficient to achieve our planned business objectives.

Our  ability  to  continue  as  a  going  concern  is  dependent  on  continued  financial  support  from  our shareholders  and  other  related  parties,  our  ability  to  raise  equity  capital  financing,  and  the  attainment of  profitable  operations,  external  financings  and  further  share  issuance  to  satisfy  working  capital  and

operating  needs.   The  auditors’  report  on  the  February  28,  2009  consolidated  financial  statements include  additional  comments  for  U.S.  readers  that  states  that  conditions  exist  that  raise  substantial

doubt  about  our  ability  to  continue  as  a  going  concern.   The  consolidated  financial  statements  do  not

include adjustments that might result from the outcome of this uncertainty.

Management and directors

The  Company  is  dependent  on  a  relatively  small  number  of  directors  and  officers.   The  loss  of  certain

members   of   our   management   and   staff   could   adversely   affect   our   business   and   the   successful

exploration,  development  and  production  of our mineral  properties.   Our present  officers  and  directors

have  other  full-time  positions  or  part-time  employment  unrelated  to  our  business.   Some  officers  and

directors  will  be  available  to  participate  in  management  decisions  on  a  part-time  or  as-needed  basis

only.   Our  management  may  devote  time  to  other  companies  or  projects  which  may  compete  directly

or indirectly with us.   We do not have “key man” life insurance on such officers and currently have no plans to obtain such assurance.

Certain   of   the   Company’s   directors   and   officers   are   also   directors   and/or   officers   and/or

shareholders of potential competitors of the Company, giving rise to potential conflicts of interest.

Several  of  the  Company’s  directors  and  officers  are  also  directors,  officers  or  shareholders  of  other companies.  In particular, Mr. Robertson, Ms. Lorette, Mrs. Robertson and Ms. Van Oord are directors and/or  officers  of  Teryl  Resources  Inc.  (“Teryl”),  a  public  natural  resource  exploration  company  that

shares  office  space  and  administrative  staff  with  the  Company.   We  entered  into  an  agreement  with

Teryl,  whereby  Teryl  could  earn  up  to  50%  of  the  Fish  Creek  claim.   In  addition,  Mrs.  Robertson  and

Mr.   Robertson   are   directors   and   officers   of   SMR   Investments   Ltd.,   which,   together,   hold

approximately 15.75% of the Common Shares of the Company.  Some of our directors and officers are engaged  and  will  continue  to  be  engaged  in  the  search  for  additional  business  opportunities  on  behalf of  other  corporations,  and  situations  may  arise  where  these  directors  and  officers  will  be  in  direct

competition  with  the  Company.   Such  associations  may  give  rise  to  conflicts  of  interest  from  time  to

time.   Such  a  conflict  poses  the  risk  that  the  Company  may  enter  into  a  transaction  on  terms  which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt

with  in  accordance  with  the  relevant  provisions  of  the  BCA.    The  Board  has  resolved  that  any

transaction  involving  a  related  party  to  the  Company  is  required  to  be  reviewed  and  approved  by  the

Company’s  Audit  Committee.   The  Company’s  directors  are  required  by  law  to  act  honestly  and  in good  faith  with  a  view  to  the  best  interests  of  the  Company  and  to  disclose  any  interest  which  they may  have  in  any  project  or  opportunity  in  respect  of  which  the  Company  is  proposing  to  enter  into  a transaction.

We expect to incur significant losses for the foreseeable future.

We  expect  to  incur  significant  losses  for  the  foreseeable  future  and  cannot  be  certain  when  or  if  we will  achieve  profitability.  Failure  to  become  and  remain  profitable  will  adversely  affect  the  value  of our Common Shares and our ability to raise capital and continue operations.

Our  business  may  be  affected  by  such  matters  as  changes  in  general  economic  conditions,  changes in laws, regulations, and other factors.

From  time  to  time,  our  business  may  be  affected  by  such  matters  as  changes  in  general  economic conditions,  changes  in  laws  and  regulations,  taxes,  tax  laws,  prices  and  costs,  and  other  factors  of  a general nature which may have an adverse effect on our business.

Our  mineral  resources  competitors  have  greater  financial  and  technical  measures  and  we  may  not be able to acquire additional attractive mineral properties on acceptable terms.

Significant  and  increasing  competition  exists  for  mineral  opportunities  in  Canada  and  the  United

States.  There  are  a  number  of  large  established  mineral  companies  with  substantial  capabilities  and greater  financial  and  technical  resources  than  us.  We  may  be  unable  to  acquire  additional  attractive mineral  properties  on  terms  we  consider  acceptable.  Accordingly,  our  exploration  programs  may  not will yield any reserves or result in any commercial mineral operations.

Our management team has no significant minerals exploration technical training.

No  member  of  our  management  team  has  significant  technical  training  in  minerals  exploration  or

mining  and  starting  and  operating  a  mine.   Due  to  these  factors,  our  management  may  not  be  fully aware  of  many  of  the  specific  requirements  related  to  working  within  his  industry,  that  their  decisions

may   not   take   into   account   standard   engineering   or   managerial   approaches   mineral   exploration

companies  commonly  use.   This  risk  is  that  our  operations,  earnings  and  ultimate  financial  success could suffer due to management’s lack of experience in this industry.

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

The Company faces risks related to the exploration and potential development of its properties.

The  exploration  and  development  of  mineral  deposits  involves  significant  risks.   It  is  impossible  to

ensure  that  the  current  and  future  exploration  programs  and/or  feasibility  studies  on  the  Company’s existing  mineral  properties  will  establish  reserves,  or  whether  any  of  the  Company’s  exploration  stage properties  can  be  brought  into  production.  Few  properties  that  are  explored  are  ultimately  developed into  producing  mines.  At  present,  none  of  our  properties  have  defined  ore  bodies  with  reserves  and

resources,  and  our  proposed  exploration  programs  are  an  exploratory  search  for  ore.   Whether  an  ore

body  will  become  commercially  viable  depends  on  many  factors,  including:  the  characteristics  of  the deposit,  such  as  size,  grade  and  proximity  to  infrastructure;  metal  prices,  which  cannot  be  predicted and  which  have  been  highly  volatile  in  the  past;  mining,  processing  and  transportation  costs;  and  the willingness  of  lenders  and  investors  to  provide  project  financing;  labour  costs  and  possible  labour strikes;  and  governmental  regulations,  including,  without  limitation,  regulations  relating  to  prices,

taxes,   royalties,   land   tenure,   land   use,   importing   and   exporting   materials,   foreign   exchange,

environmental  protection,  employment,  worker  safety,  transportation,  and  reclamation  and  closure obligations.

The  Company  is  also  subject  to  the  risks  normally  encountered  in  the  mining  industry,  such  as:

unusual  or  unexpected  geological  formations;  natural  disasters;  power  outages  and  water  shortages;

cave-ins,   land   slides,   and   other   similar   mining   hazards;   inability   to   obtain   suitable   or   adequate

machinery,  equipment,  or  labour;  and  other  known  and  unknown  risks  involved  in  the  operation  of mines and the conduct of exploration.

Substantial  expenditures  are  required  to  establish  reserves  through  drilling,  to  develop  metallurgical

processes   to   extract   metal   from   ore   and   to   develop   the   mining   and   processing   facilities   and

infrastructure  at  any  site  chosen  for  mining.  Depending  on  the  price  of  minerals,  the  Company  may determine  that  it  is  impractical  to  commence,  or, if  commenced,  continue  exploration  into  commercial production. Such a decision would negatively affect the Company’s profits and may affect the value of its equity.

We  have  no  current  mining  operations  and  if  we  ever  commence  mining  operations  we  face  certain risks, any of which could result in our ceasing operations.

We  have  no  current  mining  operations  and  no  revenue  from  mining  operations.  If  we  ever  commence actual  mining  operations,  such  operations  would  face  the  risk  of  changing  circumstances,  including but  not  limited  to:  failure  of  production  to  achieve  metal  recovery  levels  indicated  by  pre-production testing  of  drill  core  and  bulk  samples;  estimates  of  reserves  being  adversely  affected  by  encountering unexpected or unusual geological formations; production costs being adversely affected by unforeseen factors  such  as  substantial  adverse  changes  in  exchange  rates  or  changes  in  environmental  protection requirements,  breakdowns  and  other  technical  difficulties,  slides,  cave-ins  or  other  natural  disasters,

work  interruptions  or  labor  strikes;  the  grade  of  ore  actually  mined  being  lower  than  that  indicated  by drilling  results;  persistently  lower  market  prices  of  the  products  mined  than  those  used  to  determine the  feasibility  of  mining  a  mineral  occurrence;  adverse  changes  in  interest  rates  that  may  apply  to project  development  debt.  In  addition,  we  have  no  experience  in  developing  mining  properties  into production  and  its  ability  to  do  so  will  be  dependent  upon  securing  the  services  of  appropriately experienced  personnel  or  entering  into  agreements  with  other  major  mining  companies  which  can provide such expertise.

The seasonality in Alaska can be extreme and can cause interruptions or delays in our activities.

Certain  of  our  properties  are  located  in  Alaska.  The  weather  during  the  colder  seasons  in  these  areas can  be  extreme  and  can  cause  interruptions  or  delays  in  our  activities.  As  a  result,  our  activities  in these  regions  are  seasonal  and  the  preferred  time  for  work  is  limited  to  the  spring  and  summer  when costs are more reasonable and access to the properties is easier.

We are subject to extensive and changing environmental legislation, regulation and actions.

We   are   subject   to   extensive   and   changing   environmental   legislation,   regulation   and   actions   in

connection  with  our  operations  and  properties.    We  cannot  predict  what  environmental  legislation,

regulation or policy will be enacted or adopted in the future or how future laws and regulations will be

administered or interpreted.   The recent trend in environmental legislation and regulation, generally, is

toward  stricter  standards  and  this  trend  is  likely  to  continue  in  the  future.   This  recent  trend  includes,

without  limitation,  laws  and  regulations  relating  to  air  and  water  quality,  mine  reclamation,  waste

handling  and  disposal,  the  protection  of  certain  species  and  the  preservation  of  certain  lands.   These

regulations  may  require  the  acquisition  of  permits  or  other  authorizations  for  certain  activities.   These

laws  and  regulations  may  also  limit  or  prohibit  activities  on  certain  lands.    Compliance  with  more

stringent  laws  and  regulations,  as  well  as  potentially  more  vigorous  enforcement  policies  or  stricter

interpretation   of   existing   laws,   may   necessitate   significant   outlays,   may   materially   affect   the

Company’s  results  of  operations  and  business,  or   may   cause   material  changes  or  delays  in  the

Company’s intended activities.

Our operations may require additional analysis in the future including environmental and social impact

and  other  related  studies.   We  may  not  be  able  to  obtain  or  maintain  all  necessary  permits  that  may  be required  to  continue  our  operation  or  our  exploration  of  our  properties  or,  if  feasible,  to  commence development,  construction  or  operation  of  mining  facilities  at  such  properties  on  terms  which  enable operations to be conducted at economically justifiable costs.

We  may  have  no  direct  contractual  relationship  in  certain  mineral  properties  that  have  been granted by third parties.

Our  rights  to  acquire  interests  in  certain  mineral  properties  have  been  granted  by  third  parties  who themselves  hold  only  an  option  to  acquire  such  properties.  As  a  result,  we  may  have  no  direct contractual relationship with the underlying property holder.

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the OTC Bulletin Board and that market is extremely volatile.

There  is  only  a  limited  public  market  for  our  common  shares  on  the  OTC  Bulletin  Board,  and  there is  a  risk  that  a  broader  or  more  active  public  trading  market  for  our  common  shares  will  never develop or be sustained, or that current trading levels will not be sustained.

The  market  price  for  the  common  shares  on  the  OTC  Bulletin  Board  has  been  and  we  anticipate  will continue  to  be  extremely  volatile  and  subject  to  significant  price  and  volume  fluctuations  in  response to a variety of external and internal factors.  This is especially true with respect to emerging companies

such  as  ours.   Examples  of  external  factors,  which  can  generally  be  described  as  factors  that  are unrelated  to  the  operating  performance  or  financial  condition  of  any  particular  company,  include changes  in  interest  rates  and  worldwide  economic  and  market  conditions,  as  well  as  changes  in industry  conditions,  such  as  regulatory  and  environment  rules,  and  announcements  of  technology

innovations  or  new  products  by  other  companies.   Examples  of  internal  factors,  which  can  generally

be  described  as  factors  that  are  directly  related  to  our  consolidated  financial  condition  or  results  of operations,  would  include  release  of  reports  by  securities  analysts  and  announcements  we  may  make from  time-to-time  relative  to  our  operating  performance,  drilling  results,  advances  in  technology  or other business developments.

Because  we  have  a  limited  operating  history  and  no  profits  to  date,  the  market  price  for  the  common

shares  is  more  volatile  than  that  of  a  seasoned  issuer.   Changes  in  the  market  price  of  the  common

shares,  for  example,  may  have  no  connection  with  our  operating  results  or  prospects.   No  predictions

or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability  of common shares for sale at any time will have on the prevailing market price.

You should not expect to receive dividends.

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future.

Our  right  to  issue  additional  capital  stock  at  any  time  could  have  an  adverse  effect  on  your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue 200,000,000 common shares. Subject to compliance  with  applicable  corporate  and  securities  laws,  we  may  issue  these  shares  under  such circumstances  and  in  such  manner  and  at  such  times,  prices,  amounts  and  purposes  as  our  board  of

directors  may,  in  their  discretion,  determine  to  be  necessary  and  appropriate.   Your  proportionate

ownership  and  voting  rights  as  a  common  shareholder  could  be  adversely  affected  by  the  issuance  of additional common shares, including a substantial dilution in your net tangible book value per share.

1.4  Results of Operations

The  following  analysis  of  the  Company's  operating  results  in  the  most  recently  completed  quarter ended  August  31,  2009  (“2009”)  includes  a  comparison  against  the  same  period  in  the  previously completed financial year ended February 28, 2009.

Revenue

The  Company  had  no  revenue  from  operations;  currently  all  efforts  are  focused  on  the  exploration  of the Company’s Alaska mining claims.

Expenses

Period ending

August 31

Variance

2009

2008

Operating expenses consist of the following:

$

$

(%)

Amortization of property and equipment

1,433

1,434

(0.1)

Consulting and subcontracts

50,866

81,576

(37.7)

Filing and regulatory fees

4,937

16,769

(70.6)

Financing costs

608

-

(0.0)

Foreign exchange (gain) / loss

(17,170)

14,836

215.7

Imputed interest

14,021

13,447

4.0

Management fees

15,000

15,000

0.0

Mineral property exploration and development

costs

1,668

20,948

(92.0)

Office, rent and telephone

17,788

23,649

(24.8)

Professional fees

48,533

19,469

149.3

Travel and promotion

33,333

77,364

(56.9)

Results  of  Operations  for  the  six  months  ended  August  31,  2009  (“2009”)  compared  to  the  six months ended August 31, 2008 (“2008”)

For  the  six  month  period  ended  August  31,  2009,  the  Company  realized  a  net  loss  of  $171,017  or

$0.001  per  share,  as  compared  to  a  net  loss  of  $256,670  or  $0.003  per  share  for  the  six  month  period

ended   August   31,   2008.     This   decrease   in   net   loss   is   mainly   the   result   of   lower   general   and

administrative  expenses  and  reduced  amounts  written  off  for  mineral  properties,  oil  and  gas  wells  and exploration expenditures.

Total  general  and  administrative  expenses  decreased  from  $284,492  in  2008  to  $171,017  in  2009.

Amortization  of  property  and  equipment  remained  virtually  the  same  year  over  year,  as  there  have

been  no  acquisitions  or  disposals  in  the  past  two  years.    Payments  for  consulting  and  subcontracts

decreased  from  $81,576  in  2008  to  $50,866  in  2009,  resulting  from  the  cancellation  of  a  consulting

agreement and reduced administrative activities compared to the prior year.   Filing and regulatory fees

decreased from $16,769 to $4,937, as the Company  incurred higher than normal  expenses in  2008 due

to  EDGAR  filing  fees.   In  2009,  financing  costs  were  $608,  compared  with  $nil  in  2008.   The  2009

costs  can  be  attributed  to  the  extension  of  the  expiry  dates  of  warrants.   The  strengthening  Canadian

dollar  resulted  in  a  foreign  exchange  gain  of  $17,170  in  2009  compared  to  a  loss  of  $14,836  in  2008.

Imputed  interest  rose  from  $13,447  in  2008  to  $14,021  in  2009  as  a  result  of  heavier  reliance  on

advances  from  shareholders  to  fund  the  Company.    Mineral  property  exploration  and  development

costs  were  down  from  $20,948  in  2008  to  $1,668  in  2009  as  the  Company  looks  to  raise  further

financing  to  continue  exploration.    Office,  rent  and  telephone  decreased  from  $23,649  in  2008  to

$17,788  in  2009  as  a  result  of  reduced  administrative  and  promotional  activities  during  the  current

period.   Professional  fees  increased  from  $19,469  in  2008  to  $48,533  in  2009,  resulting  mainly  from

the  change  in  accounting  service  providers  and  auditors  at  the  end  of  2008.   Travel  and  promotion

decreased  from  $77,364  in  2008  to  $33,333  in  2009,  resulting  from  reduced  promotional  activity  by the Company.

In  addition  to  the  decrease  in  general  and  administrative  expenses,  there  was  also  a  decrease  in  other

income  for  the  2009  fiscal  year.   Interest  income  decreased  from  $822  in  2008  to  $nil  in  2009  as  a

result  of  lower  cash  balances  in  the  company  over  the previous year.   In  2008,  there  was  a  gain  on  the

issuance of shares of $27,000.  There was no comparable transaction in 2009.

During   the   six   month   period   ended   August   31,   2009   the   Company   raised   $63,648   through

subscriptions  to  its  common  shares,  compared  to  $638,321  from  the  issuance  of  common  share  in

2008.

The  Company  received  net  advances  from  related  parties  of  $72,876  during  the  six  month  period ended  August  31,  2009,  compared  to  net  repayments  to  related  parties  of  $28,209  during  the  same period in 2008.

Results  of  Operations  for  the  three  months  ended  August  31,  2009  (“2009”)  compared  to  the three months ended August 31, 2008 (“2008”)

For  the  three  month  period  ended  August  31,  2009,  the  Company  realized  a  net  loss  of  $112,312  or

$0.001 per share, as compared to a net loss of $154,811 or $0.002 per share for the three month period

ended   August   31,   2008.     This   decrease   in   net   loss   is   mainly   the   result   of   lower   general   and

administrative expenses and reduced interest income when compared to the prior period.

Total  general  and  administrative  expenses  decreased  from  $112,312  in  2008  to  $155,594  in  2009.

Payments  for  consulting  and  subcontracts  decreased  from  $39,991  in  2008  to  $13,344  in  2009,

resulting   from   the   cancellation   of   a   consulting   agreement   and   reduced   administrative   activities

compared  to  the  prior  year.    Filing  and  regulatory  fees  decreased  from  $8,677  to  $4,416,  as  the

Company incurred higher than normal expenses in 2008 due to EDGAR filing fees.  The strengthening

Canadian  dollar  resulted  in  a  foreign  exchange  gain  of  $2,112  in  2009  compared  to  a  loss  of  $396  in

2008.   Imputed  interest  rose  from  $6,808  in  2008  to  $7,408  in  2009  as  a  result  of  heavier  reliance  on

advances  from  shareholders  to  fund  the  Company.    Mineral  property  exploration  and  development

costs  were  down  from  $11,420  in  2008  to  $583  in  2009  as  the  Company  looks  to  raise  further

financing  to  continue  exploration.    Office,  rent  and  telephone  decreased  from  $23,649  in  2008  to

$17,788  in  2009  as  a  result  of  reduced  administrative  and  promotional  activities  during  the  current

period.   Professional  fees  increased  from  $19,282  in  2008  to  $43,083  in  2009,  resulting  mainly  from

the  change  in  accounting  service  providers  and  auditors  at  the  end  of  2008.   Travel  and  promotion

decreased  from  $49,183  in  2008  to  $30,075  in  2009,  resulting  from  reduced  promotional  activity  by the Company.

In  addition  to  the  decrease  in  general  and  administrative  expenses,  there  was  also  a  decrease  in  other

income  for  the  2009  fiscal  year.   Interest  income  decreased  from  $783  in  2008  to  $nil  in  2009  as  a result of lower cash balances in the company over the previous year.

During   the   three   month   period   ended   August   31,   2009   the   Company   raised   $63,648   through

subscriptions to its common shares, compared to $16,459 from the issuance of common share in 2008.

The  Company  received  net  advances  from  related  parties  of  $31,679  during  the  three  month  period ended  August  31,  2009,  compared  to  net  repayments  to  related  parties  of  $18,375  during  the  same period in 2008.

Significant Projects Without Operating Revenue

Mining and Exploration Operations

The  Company  is  involved  in  exploration  of  mineral  properties.  Our  current  plans  are  to  joint  venture and  explore  our  mineral  properties  in  Alaska.  The  Company  has  a  50%  interest  in  the  Fish  Creek property in Alaska, which is optioned to Teryl Resources Corp. (a related company), and the Company a  total  of  276  State  of  Alaska  MTRSC  quarter-section  mining  claims  (160  acres  each),  within  seven contiguous  claim  blocks  mining  claims  in  Granite  Mountain;  12  mining  claims  in  Dime  Creek,  which are  located  near  Nome  in  the  State  of  Alaska;  and  mineral  exploration  claims  covering  6,400  acres  in the Livengood-Tolovana Mining District in the State of Alaska.

The Company had additional interests in British Columbia and China. During the year ended February

29, 2008, the Company discontinued active exploration on both British Columbia properties, wrote off the  acquisition  costs  of  each  and  during  the  fiscal  year  ended  February  29,  2008  the  Company  elected not to file the necessary assessments in 2008, so these mineral claims have now lapsed.  The Company also  discontinued  active  exploration  on  the  China  property  and  wrote  off  the  acquisition  costs  during the fiscal year ended February 29, 2008.

Fish Creek Claims, Alaska

We  currently  own  a  50%  joint  venture  interest  in  30  State  of  Alaska  mining  claims,  comprising  1,032 acres,  known  as  the  Fish  Creek  Prospect,  located  25 miles  north  of  Fairbanks,  Alaska  in  the  Fairbanks

Mining District.

These claims are subject to an option agreement with Teryl Resources Corp., a company with common directors  and  officers.  Teryl  Resources  Corp.  may  purchase  the  5%  net  royalty  for  $500,000  U.S.

within  1  year  after  production  on  a  25%  working  interest.  Teryl  also  agrees  to  expend  a  minimum  of

$500,000 U.S. after three years from the date of the agreement.

Together  with  Teryl  Resources  Corp.,  we  planned  to  implement  an  exploration  program  during  the

2006/7  winter  on  the  Fish  Creek  gold  property.  We  received  permits  to  conduct  exploration  drilling  to

drill   up   to   seven   holes   (3,500   ft)   on   geophysical   targets   identified   from   the   Fugro   survey.

Additionally,  in  January  2008  Teryl,  our  joint  venture  partner,  announced  plans  to  arrange  a  drill program  on  the  Fish  Creek  claims  in  Alaska  to  test  several  gold  geophysical  anomalies,  from  the geophysical survey  completed by  Fugro. However, due to the location of the proposed drill holes (wet,

boggy),  increased  exploration  activities  in  the  State  of  Alaska,  and  due  to  the  Company  being  a  junior mining company requiring small-scale work competing for equipment with many larger companies, we have had difficulty obtaining equipment to conduct the exploration drilling.  It is our intent to complete the drilling as soon as a drill is available and the weather permits.

Granite Mountain Property, Alaska

The  Property  consists  of  176  State  of  Alaska  MTRSC  quarter-section  mining  claims  (160  acres  each),

within  seven  contiguous  claim  blocks,  recorded  in  the  Cape  Nome  Recording  District.  The  claims were  staked  during  two  campaigns:  136  claims  were  staked  in  March  2005,  and  an  additional  140 claims  were  staked  in  August  2006.  These  claims  cover  approximately  179sqkm  (approximately

44,160acres).  The  Property  is  located  in  western  Alaska,  at  the  east  edge  of  the  Seward  Peninsula,

approximately  240km  (150mi)  east-northeast  of  Nome,  and  approximately  640  km  (400  mi)  west  of

Fairbanks,  Alaska  (Figure  1).  The  2008  assessment  work  was  filed  for  176  claims.  The  balance  of  the claims  did  not  have  any  mineralization  therefore  these  claims  were  lapsed  by  not  filing  assessment work and paying the rental for these claims. The 176 claims are 100 % owned by the Company and are in good standing.

Most  of  the  work  on  the  property  has  focused  on  four  prospects,  including  the  Saddle,  Gossan,  Gusty and Peace River prospects.

Dime Creek Property, Seward Peninsula, Alaska

The  Dime  Creek  Claim  Block  is  located  about  15  miles  to  the  south  of  Granite  Mountain  and  is composed of 12 mining claims (3 square-miles).

Tom  Bundtzen,  our  Geological  Consultant  for  our  Alaska  Properties,  completed  a  summary  report,  on

the  Dime  Creek  property,  dated  April  25,  2009.    The  summary  report  estimates  one  million  cubic

yards  of  auriferous  pay  remain  in  several  defined  areas  within  the  Dime  Creek  basin.  In  addition,  lode targets  for  platinum  and  possibly  gold  have  been  outlined  by  an  auger  soil  survey  carried  out  by  past investigators  and  from  historical  notations  in  published  literature.  Additional  data  on  platinum  lode targets  can  be  acquired  with  follow-up  drilling  concurrent  with  placer  gold  exploration  and  is  a recommended course of action for future exploration work.

Mr.  Bundtzen  recommends  that  the  placer  resource  areas  should  be  drill  tested  prior  to  any  decisions to  develop  them.  Placer  ground  in  the  upper  portion  of  the  basin  above  Haycock  is  relatively  shallow

(<20  feet)  and  drilltesting  could  be  accomplished  with a  track-mounted  auger  drill  similar  to  that  used to conduct soil sampling in 2001.

A 100 hole, 3,000 foot drill program is recommended to begin the due diligence on the placer resource north  of  Haycock.  This  data  could  initiate  production  planning  for  the  placer  resource  and  open  the door for a second phase of drilling in the following year south of Haycock.

Exploration  by  previous  operators  in  2000-2001  located  elevated  PGE  values  within  the  Linux  Gold claim  block.  These  anomalies  already  define  potential  PGE-bearing  lode  drill  targets  for  Linux  Gold

Corp  and  Mr.  Bundtzen  recommends  initial  testing  by  2  to  4  drill  holes.  These  test  holes  could  be completed in conjunction with the placer resource exploration program.

Mr.  Tom  Bundtzen,  a  Certified  Professional  Geologist  (CPG)  #10912  with  the  American  Institute  of

Professional  Geologists,  Alaska  Business  License  #279639  –  Geological  and  Technical  Services,  is  a

Qualified Person as defined by National Instrument 43-101.

1.5  Summary of Quarterly Results

The  following  is  a  summary  of  the  Company’s  financial  results  for  each  of  the  Company’s  eight  most recently completed quarters:

Quarter Ending

Revenue

Net Earnings (Loss)

$

Per Share

Diluted per share

August 31, 2009

$nil

(112,312)

(0.001)

(0.001)

May 31, 2009

$nil

(58,705)

-

-

February 28, 2009

$nil

(106,990)

(0.01)

(0.01)

November 30, 2008

$nil

(172,541)

-

-

August 31, 2008

$nil

(154,811)

-

-

May 31, 2008

$nil

(101,859)

(0.01)

(0.01)

February 29, 2008

$nil

(637,954)

(0.01)

(0.01)

November 30, 2007

$nil

(524,902)

(0.01)

(0.01)

As  the  Company  is  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate  activity  and are also impacted by factors which are not recurring each quarter.

The  significant  decreases  in  net  loss  over  the  past  six  quarters  are  mainly  due  to  the  difficulties  faced by small companies when it comes to raising financing in the current economic climate.

1.6  Liquidity

During the six months ended August 31, 2009, we financed our operations and received $63,648 by:

•     share subscriptions received in the net amount of $63,648.

These subscriptions were mainly used to fund administrative activities during the quarter.

The  Company’s  cash  position  decreased  to  an  overdraft  of  $869  at  August  31,  2009  as  compared  to

$193,389 at August 31, 2008.

Subsequent  to  the  end  of  the  quarter,  on  October  19,  2009  the  Company  issued  5,000,000  units pursuant  to  a  private  placement  at  a  price  of  US$0.04  per  unit  for  gross  proceeds  of  US$200,000

(CAD$207,512).   Each  warrant  shall  entitle  the  holder  to  purchase  one  additional  share  of  common stock  at  a  price  of  US$0.075  in  the  first year  or  at  a price  of  US$0.10 in  the  second year  from the  date of issue.

These proceeds will mainly be used to fund administrative and exploration activities.

1.7  Capital Resources

As  at  August  31,  2009,  our  cash  position  decreased  by  $194,258  to  an  overdraft  of  $869  and  the

Company  had  a  working  capital  deficit  of  $320,443  as  compared  to  a  working  capital  deficit  of

$296,083 at February 28, 2009.

During  the  six  months  ended  August  31,  2009,  we  used  cash  in  the  amount  of  $78,411  on  operating

activities  as  compared  to  $453,168  for  the  same  period  last  year,  for  a  decrease  of  $374,757.   The

majority  of  this  decrease  relates  to  a  reduction  in  the  expenses  for  the  period  and  related  party advances of $78,411.  In 2008 the Company also paid down accounts payable by $169,389.

During the quarter ended August 31, 2009, the Company received $63,648 in share subscriptions.

Subsequent  to  the  end  of  the  quarter,  on  October  19,  2009,  the  Company  completed  the  private placement, whereby  we issued 5,000,000 units at a price of US$0.04 per unit for gross proceeds to the

Company   of   US$200,000   (CAD$207,512).     Each   warrant   entitles   the   holder   to   purchase   one

additional  share  of  common  stock  at  a  price  of  US$0.075  in  the  first  year  or  at  a  price  of  US$0.10  in the second year from the date of issue.

Since  its  incorporation,  the  Company  has  financed  its  operations  almost  exclusively  through  the  sale

of  its  common  shares  to  investors.   The  Company  expects  to  finance  operations  through  the  sale  of

equity  in  the  foreseeable  future  as  it  generates  limited  revenue  from  business  operations.   There  is  no

guarantee  that  the  Company  will  be  successful  in  arranging  financing  on  acceptable  terms.    To  a

significant extent, the Company’s ability to raise capital is affected  by  trends and uncertainties beyond

its  control.    These  include  the  market  prices  for  base  and  precious  metals  and  results  from  the

Company’s  exploration  program.    The  Company’s  ability  to  attain  its  business  objectives  may  be significantly  impaired  if  prices  for  metals  fall  or  if  results  from  exploration  programs  on  its  properties are unsuccessful.

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue as  a  going  concern  in  order  to  pursue  the  exploration  of  its  mineral  claims  and  to  maintain  a  flexible

capital  structure  for  its  projects  for  the  benefit  of  its  stakeholders.   As  the  Company  is  not  earning

significant  revenues  from  operations,  its  principal  source  of  funds  is  from  the  issuance  of  common shares.

We  have  been  successful  in  the  past  in  acquiring  capital  through  the  issuance  of  shares  of  our

Common  Stock,  and  through  advances  from  related  parties.  Although  we  intend  to  continue  utilizing these  sources,  there  has  been  no  assurance  in  the  past  that  these  sources  and  methods  would  continue to  be  available  in  the  future.  In  the  event  that  no  other  sources  of  capital  were  available  to  us  in  the

future,   on   a   reasonable   financial   basis,   it   would   face   the   same   obstacles   as   many   small,

undercapitalized  companies  do,  and,  in  the  worst  case,  we  could  be  forced  to  reorganize  or  liquidate,

either of which consequence would likely have an adverse financial effect upon our shareholders.

In the  management of capital, the Company  includes the component of shareholders’ equity  as well  as cash, receivables, related party payables and short-term investment balances.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it  in  light  of  changes  in

economic  conditions  and  the  risk  characteristics  of  the  underlying  assets.   To  maintain  or  adjust  the

capital  structure,  the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of  assets  or  adjust the amount of cash and short-term investments.

Other than the current economic uncertainty and financial market volatility, and resulting tightening of

capital   markets,   the   Company   does   not   know   of   any   trends,   demand,   commitments,   events   or

uncertainties  that  will  result  in,  or  that  are  reasonably  likely  to  result  in,  its  liquidity  either  materially increasing or decreasing at present or in the foreseeable future.

We  received  funding  during  the  six  months  ended  August  31,  2009  from  our  affiliated  companies

(common officers and directors). The total amount owing to related parties is $284,016 or 60% of total current liabilities as at August 31, 2009. The balances owing to related parties are non-interest bearing,

unsecured  and  repayable  on  demand.  Our  affiliated  companies  have  indicated  that  they  will  not  be demanding  repayment  of  these  funds  during  the  next  fiscal  year  and  will  advance,  or  pay  expenses  on behalf of the Company if further funds are needed.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis,  we  would  face  the  same  obstacles  as  many  small,  undercapitalized  companies  do,  and,  in  the worst  case,  we  could  be  forced  to  reorganize  or  liquidate,  either  of  which  consequence  would  likely have an adverse financial effect upon our shareholders.

The  Company  plans  to  continue  raising  funds  through  the  sale  of  capital  stock  and  advances  from related parties.

1.9  Transactions with Related Parties

The  Company  shares  office  space,  staff  and  service  providers  with  a  number  of  private  and  public companies with several directors in common.

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company.  Under

a   management   contract   with   SMR,   the   Company   agreed   to   pay   up   to   $2,500   per   month   for

management  services.   The  Company  was  charged  management  fees  by  SMR  of  $15,000  during  the

six  month  period  ended  August  31,  2009  (2008  -  $15,000).   As  of  August  31,  2009,  $56,325  (August

31, 2008 - $15,750) was payable to SMR by the Company.

During  the  six  month  period  ended  August  31,  2009,  the  Company  paid  investor  relations  fees  of

$3,857 (2008 - $2,000) to a company related to the Company by way of director in common.

During  the  six  month  period  ended  August  31,  2009,  the  Company  paid  consulting  fees  of  $2,835

(2008 - $4,807) to a company where the President of the Company is a director.

At  August  31,  2009,  the  Company  is  indebted  to  two  companies  related  to  the  President  of  the

Company;  a  company  controlled  by  a  relative  of  the  President  of  the  Company  in  the  amount  of

$25,270,  and  a  company  controlled  by  the  President  of  the  Company  in  the  amount  of  $102,760

representing   unpaid   management   fees   and   advances.   These   amounts   are   non-interest   bearing,

unsecured and have no specific terms of repayment.

Additional  related  party  disclosures  are  outlined  in  Notes  7  and  8  of  the  interim  consolidated  financial statements for the six months ended August 31, 2009.

1.13  Changes in Accounting Policies including Initial Adoption

Accounting policies not yet adopted

In  July  2009,  the  Financial  Accounting  Standards  Board  (the  “FASB”)  issued  SFAS  No.  168,  “The

FASB   Accounting   Standards   Codification   and   the   Hierarchy   of   Generally   Accepted   Accounting

Principles”.    SFAS  No.  168  will  become  the  single  source  of  authoritative  nongovernmental  U.S.

generally  accepted  accounting  principles  (GAAP),  superseding  existing  FASB,  American  Institute  of

Certified  Public  Accountants  (AICPA),  Emerging  Issues  Task  Force  (EIFT)  and  related  accounting

literature.    SFAS  No.  168  reorganizes  the  thousands  of  GAAP  pronouncements  into  roughly  90

accounting  topics  and  displays  them  using  a  consistent  structure.   Also  included  is  relevant  Securities

and  Exchange  Commission  guidance  organized  using  the  same  topical  structure  in  separate  sections.

SFAS  No.  168  will  be  effective  for  financial  statements  issued  for  reporting  periods  that  end  after  15

September  2009.   The  adoption  of  SFAS  No.  168  is  not  expected  to  have  a  material  impact  on  the

Company’s consolidated financial statements.

In  June  2009,  the  FASB  issued  SFAS  No.  167,  “Amendments  to  FASB  Interpretation  No.  46(R)”.

SFAS  No.  167  is  intended  to  establish  general  standards  of  financial  reporting  for  companies  with

variable   interest  entities.     It  requires   timely   and  useful   disclosure   of   information   related   to   the

Company’s  involvement  with  variable  interest  entities.   This  disclosure  should  alert  all  users  to  the

effects  on  specific  provisions  of  FASB  Interpretation  No.  46  (revised  December  2003),  Consolidation of Variable Interest Entities, related to the changes to the special-purpose entity proposal in SFAS No.

166,   Accounting   for   Transfers   of   Financial   Assets,   and   the   treatment   of   specific   provisions   of

Interpretation  46(R).   SFAS  No.  167  is  effective  for  financial  statements  issued  for  fiscal  years  and

interim  periods  beginning  after  November  15,  2009.   The  Company  has  determined  that  the  adoption

of SFAS No. 167 will have no impact will have on its consolidated financial statements.

In  June  2009,  the  FASB  issued  SFAS  No.  166,  “Accounting  for  Transfers  of  Financial  Assets—an

amendment  of  FASB  Statement”.    SFAS  No.  166  is  intended  to  establish  standards  of  financial reporting  for  the  transfer  of  assets  and  transferred  assets  to  improve  the  relevance,  representational

faithfulness,  and  comparability.   SFAS  No.  166  was  established  to  clarify  derecognition  of  assets

under    SFAS    No.    140,    Accounting    for    Transfers    and    Servicing    of    Financial    Assets    and

Extinguishments  of  Liabilities.   SFAS  No.  166  is  effective  for  financial  statements  issued  for  fiscal

years  and  interim  periods  beginning  after  November  15,  2009.   The  Company  has  determined  that  the

adoption of SFAS No. 166 will have no impact will have on its consolidated financial statements.

1.14  Fair Value of Financial Instruments

Financial instruments carrying value and fair value

The  Company’s  financial  instruments  consist  of  cash,  receivables,  investments,  advances  to  and  from related parties and accounts payable and accrued liabilities.

The  carrying  values  of  all  held-for-trading  and  held-to-maturity  instruments,  represented  by  cash  and cash  equivalents,  Goods  and  Service  Tax  receivable,  accounts  payable  and  accrued  liabilities  and amounts  due  to  related  parties,  approximate  their  fair  values  because  of  the  short-term  maturity  of

these  financial  instruments.    The  aggregate  fair  value  of  all  held-for-trading  instruments  is  ($869)

(February  28,  2009  -  $13,894).   The  aggregate  carrying  value  and  fair  value  of  all  held-to-maturity assets is $3,699 (February 28, 2009 - $7,938).

Available-for-sale securities consist of common shares in a company  related by  common directors and

is  represented  as  marketable  securities  on  the  consolidated  financial  statements.    The  fair  value  of

these  securities  is  $195,000  (February  28,  2009  -  $78,000)  and  losses  included  in  accumulated  other comprehensive loss is $151,000 (February 28, 2009 - $268,000).

Foreign exchange risk

The  Company  is  primarily  exposed  to  currency  fluctuations  relative  to  the  Canadian  dollar  through

expenditures  that  are  denominated  in  US  dollars.    Also,  the  Company  is  exposed  to  the  impact  of

currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.

Fluctuations  in  exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the

Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities denominated in currencies other than Canadian dollars:

As at

As at

31 August

28 February

2009

2009

US$

US$

Cash and cash equivalents

233

4,296

Accounts payable and accrued liabilities

31,500

85,446

As  at  August  31,  2009,  with  other  variables  unchanged,  an  approximately  10%  change  in  exchange rates would increase/decrease pre-tax loss by $3,465 (February 28, 2009 - $11,307).

Interest rate risk

The  Company  is  not  exposed  to  significant  interest  rate  risk  due  to  the  short-term  maturity  of  its monetary assets and liabilities.

Market risk

The  Company  is  exposed  to  market  risk  arising  from  its  investments  in  and  holdings  of  marketable

equity  securities.   Marketable  securities  are  classified  as  available-for-sale.   The  Company  intends  to

liquidate  the  marketable  securities  when  market  conditions  are  conducive  to  a  sale  of  these  securities.

At  August  31,  2009,  with  other  variables  unchanged,  a  +/-  10%  change  in  equity  prices  would increase/decrease pre-tax loss by +/- $19,500.

Credit risk

The  Company’s  financial  asset  that  is  exposed  to  credit  risk  consists  primarily  of  cash  and  cash

equivalents.   To  manage  the  risk,  cash  is  placed  with  major  financial  institutions.   The  Company  does

not  have  significant  concentrations  of  credit  risk  in  regards  to  its  amounts  receivable  and  allows  for any uncollectible accounts on a specific identification basis based on payment history.

Liquidity risk

The  Company  has  no  recent  history  of  profitable  operations  and  its  present  business  is  at  an  early

stage.   As  such,  the  Company  is  subject  to  many  risks  common  to  such  enterprises,  including  under-

capitalization,  cash  shortages  and  limitations  with  respect  to  personnel,  financial  and  other  resources,

and the lack of revenues.  The Company has no investments in asset backed commercial paper.

In  order  to  finance  the  Company’s  exploration  programs  and  to  cover  administrative  and  overhead expenses,  the  Company  raises  money  through  equity  sales,  from  the  exercise  of  convertible  securities,

and  from  the  sale  of  investments.    There  can  be  no  such  assurance  that  it  will  be  able  to  obtain

adequate  financing  in  the  future  or  that  the  terms  of  any  financing  will  be  favourable.   Many  factors

influence   the   Company’s   ability   to   raise   funds,   including   the   state   of   the   resource   market   and

commodities   prices,   the   climate   for   mineral   exploration,   the   Company’s   track   record,   and   the

experience and calibre of its management.

1.15   Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Additional  disclosures  concerning  the  Company’s  mineral  exploration  and  development  costs  and general and administrative expenses are provided as follows:

During  the  six  month  period  ended  August  31,  2009,  the  Company  incurred  $1,668  in  exploration costs.

Disclosure of Outstanding Share Data

Outstanding Share Data

The  Company’s  authorized  share  capital  consists  of  200,000,000  Common  Shares  without  par  value.

Of these, 87,650,825 were issued and outstanding as at August 31, 2009 (and also as at the date of this report).

Outstanding Share Purchase Warrants

A summary of the changes in the Company’s share purchase warrants is presented below:

Remaining

Exercise

Number

contractual

price

of warrants

life (years)

US$

Warrants expiring 27 March 2010

0.25

500,000

0.82

Warrants expiring 1 June 2010

0.30

1,412,500

1.00

Warrants expiring 5 June 2010

0.20

4,055,000

1.02

Warrants expiring 8 May 2011

0.20

9,275,000

1.94

Warrants expiring 28 June 2011

0.20

3,125,000

2.08

18,367,500

During  the  six  months  ended  August  31,  2009,  the  Company  extended  the  expiry  date  of  certain  of these share purchase warrants to dates ranging from March 27, 2010 to June 5, 2010.

The  following  is  a  summary  of  the  Company’s  warrant  activity  during  the  six  months  ended  August

31, 2009:

Number of

Weighted average

warrants

exercise price

US$

Outstanding and exercisable at March 1, 2008

18,367,500

0.21

Granted

-

-

Exercised

-

-

Expired

-

-

Cancelled

-

-

Outstanding and exercisable at February 28, 2009

18,367,500

0.21

Weighted average fair value of warrants granted

during the year

Nil

Outstanding Stock Options

The following stock options were outstanding and exercisable at 31 August 2009:

Remaining

Exercise

Number

contractual

price

of options

life (years)

US$

Options expiring 9 November 2009

0.20

12,500

0.45

Options expiring 9 August 2011

0.35

1,500,000

2.19

Options expiring 2 November 2011

0.25

25,000

2.43

Options expiring 8 December 2011

0.25

50,000

2.53

Options expiring 7 November 2012

0.31

50,000

3.44

Options expiring 21 February 2013

0.10

1,525,000

3.73

Options expiring 22 April 2014

0.10

75,000

5.00

3,237,500

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  six  month  period ended 31 August 2009:

Number of

Weighted average

options

exercise price

US$

Outstanding at 1 March 2009

3,237,500

0.23

Granted

75,000

0.10

Exercised

-

-

Expired

(75,000)

0.30

Cancelled

-

-

Outstanding at 31 May 2009

3,237,500

0.23

Exercisable at 31 May 2009

818,750

0.25

Weighted average fair value of stock options

granted during the year

$0.02

Commitments

The Company has the following commitments:

The  Company  entered  into  a  consulting  agreement  dated  9  August  2006  for  the  provision  of  financial development  services.  Under  the  terms  of  the  agreement,  the  Company  agreed  to  pay  US$1,000  per month  plus  expenses  for  a  term  of  two  years  and  issue  stock  options  for  1,000,000  common  shares

exercisable  at  US$0.35  per  share  (granted).   The  agreement  may  be  terminated  by  either  party  before

the  end  of  the  term  by  giving  90-day  written  notice.   During  the  six  month  period  ended  31  August

2009, consulting fees of $nil (2008 - $8,116) were incurred.

The  Company  entered  into  a  consulting  agreement  dated  9  August  2006  for  the  provision  of  financial

development  services.    Under  the  terms  of  the  agreement,  the  Company  agreed  to  pay  expenses incurred  for  a  term  of  two  years,  and  issue  stock  options  for  500,000  common  shares  exercisable  at

US$0.35  per  share  (granted).   The  agreement  may  be  terminated  by  either  party  before  the  end  of  the

term  by  giving  90-day  written  notice.   During  the  six  month  period  ended  31 August  2009,  consulting fees of $nil (2008 - $nil) were incurred.

The  Company  entered  into  a  consulting  agreement  dated  25  May  2009  for  the  provision  of  investor

relations  services.   Under  the  terms  of  the  month-to-month  agreement,  the  Company  agreed  to  pay

US$8,000  plus  expenses  in  the  first  month  and  US$11,000  plus  expenses  per  month  thereafter.   The

agreement  may  be  terminated  by  either  party  by  giving  60-day  written  notice.   During  the  six  month

period ended 31 August 2009, investor relations fees of $22,610 (2008 - $nil) were incurred.

The  Company  entered  into  a  lease  agreement  dated  7  September  2006  for  a  term  of  three  years

commencing  1  November  2006  to  31  October  2009.   Under  the  terms  of  the  agreement,  the  Company

will pay monthly  rent of $1,833 plus a proportionate share of operating costs.   On 30 November 2007,

the monthly rent increased to $2,017 and on 30 November 2008, the monthly rent increased to $2,200.

The  Company  shares  the  rentable  area  with  related  parties  who  reimburse  the  Company  for  two-thirds of the total monthly rental fee.  The future commitment is as follows:

$

Fiscal year ending 28 February 2010

27,280

Directors and Officers

As at October 26, 2009, the Company had the following directors and officers:

John Robertson – Director, President, Chairman of the Board and CEO

Jennifer Lorette – Director, Vice-President and Secretary

Susanne Robertson - Director

Monique van Oord – Director and Chief Financial Officer

The  Company  is  dependent  on  a  small  number  of  key  directors  and  officers.  Loss  of  any  one  of  those persons could have an adverse affect on the Company; however, the Company does not maintain “key-

man” insurance with respect to any of its management.

Conflicts of Interest

Officers  and  directors  of  the  Company  are  officers  and/or  directors  of,  or  are  associated  with  other public  companies.  Such  associations  may  give  rise  to  conflicts  of  interest.  The  directors  are  required by  law,  however,  to  act  honestly  and  in  good  faith  with  a  view  to  the  best  interests  of  the  Company and  its  shareholders  and  to  disclose  any  personal  interest  which  they  may  have  in  any  material transaction  which  is  proposed  to  be  entered  into  with  the  Company  and  to  abstain  from  voting  as  a director for the approval of any such transaction.

Disclosure Controls and Procedures

The  Company  realizes  the  importance  of  establishing  and  maintaining  internal  controls  and  has designed,  or  has  caused  to  be  designed  under  its  supervision,  disclosure  controls  and  procedures  in order  to  provide  reasonable  assurance  that  material  information  relating  to  the  Company  is  made known to them.

The  internal  controls  are  reviewed  periodically  by  the  Audit  Committee  and  the  Board  of  Directors

and potential weaknesses have become apparent, namely that the Company's small size prohibits:

1.    the complete separation of incompatible duties; and

2.    retaining  specialized  staff  with  respect  to  current  income  tax,  complex  accounting  matters  and financial reporting,

and  therefore  the  Company  has  chosen  to  utilize  outside  assistance  with  respect  to  these  matters  to ensure  weaknesses  are  rectified  as  they  become  known.  There  has  been  no  change  in  the  Company’s disclosure  controls  and  procedures  or  in  the  Company’s  internal  control  over  financial  reporting  that occurred  during  the  most  recently  completed  quarter  that  has  materially  affected,  or  is  reasonably likely  to  materially  affect,  the  Company’s  disclosure  controls  and  procedures  or  internal  control  over financial reporting.

Caution on Forward-Looking Statements

This Management Discussion and Analysis may  contain certain forward-looking  statements,  including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,  certain  of  which  are beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,

and  actual  results  and developments are  likely  to  differ,  in  some  case  materially, from those  expressed or  implied  by  the  forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that may  prove  to  be  incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling

and   exploration   programs;   the   successful   completion   of   new   development   projects,   planned

expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource

estimates,   if   any,   grades,   mine   life   and   cash   cost   estimates;   whether   mineral   resources   can   be

developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or

inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,

industry   conditions,   increased   competition,   the   lack   of   availability   of   qualified   personnel   or

management,   fluctuations  in   foreign   exchange,   stock   market   volatility   and   market   valuations   of

companies  with  respect  to  announced  transactions.  The  Company's  actual  results,  performance  or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking

statements,    including    those    described    in    the    Company's    Consolidated    Financial    Statements,

Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.  Accordingly,  no  assurances  can be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,

or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-

looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are  expressly  qualified  in  their  entirety  by  these  cautionary  statements.  Furthermore,  the  forward-

looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this  news  release  and  the

Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the  included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com